Exhibit 99.1

InterOil Shareholders Overwhelmingly Re-elect All of InterOil's Director Nominees

Each InterOil director nominee received at least 72% of votes submitted

Shareholders decisively reject dissident resolutions and nominees

SINGAPORE and PORT MORESBY, Papua New Guinea, June 14, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced that shareholders have overwhelmingly voted to re-elect all eight of InterOil's director nominees and rejected all of the dissident resolutions proposed by Phil Mulacek and certain of his associates at InterOil's Annual and Special Meeting of Shareholders (the "Meeting") held today. Each InterOil director nominee received at least 72% of the votes submitted at the Meeting or by proxy.

Commenting on the results, InterOil issued the following statement:

We appreciate the strong support that we have received from our shareholders throughout this process. The results of the Meeting underscore the recognition by our shareholders of the steps our Board and management team have taken to transform InterOil.

Approximately 70% of the outstanding InterOil common shares were represented at the Meeting. In addition to the election of the Corporation's nominees as directors, each of the other proposals presented by the Corporation at the Meeting was approved by shareholders, including the appointment of auditors, approval of a new incentive plan and the denial of Mulacek's expense reimbursement. The final tabulation for the voting results is presented below, including shares voted at the Meeting or by proxy.

Director Nominees	Shares Voted in Favor
InterOil Nominee Christopher Finlayson	25,074,897
InterOil Nominee Ford Nicholson	25,077,279
InterOil Nominee Michael Hession	25,081,569
InterOil Nominee Sir Rabbie Namaliu	25,070,018
InterOil Nominee Sir Wilson Kamit	25,051,994
InterOil Nominee (William) Ellis Armstrong	25,069,626
InterOil Nominee Chee Keong Yap	25,052,784
InterOil Nominee Isikeli Taureka	25,066,424
Dissident Nominee Phil E. Mulacek	8,165,875
Dissident Nominee David Lasco	8,080,892
Dissident Nominee David Vance	8,096,292
Dissident Nominee Henry Olen Overstreet	8,071,300
Dissident Nominee George Cammon	8,030,019

InterOil Proposals Presented at the Meeting	Shares Voted in Favor	Shares Voted Against
InterOil New Plan Resolution	22,399,736	12,236,275
InterOil Appointment of Auditors	34,262,436	368,552
InterOil Mulacek Expenses Denial Resolution	25,938,795	8,692,193

Dissident Resolutions Presented at the Meeting	Shares Voted in Favor	Shares Voted Against
Dissident Director Election Resolution	10,916,801	23,716,710
Dissident Compensation Committee Charter Resolution	13,487,651	21,145,860
Dissident Nomination and Governance Committee Resolution	10,911,169	23,722,342
Dissident Reserves Governance Committee Resolution	10,893,756	23,739,755
Dissident Material Transactions Resolution	10,832,624	23,800,887
Dissident Disclosure Policy Resolution	10,944,283	23,689,228

The finalized election results will be filed on SEDAR and with the U.S. Securities and Exchange Commission.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release are forward-looking statements. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search and the ability to realize the anticipated benefits and the other risk factors discussed in InterOil's publicly available filings, including but not limited to those in InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.